Euroholdings Ltd.
4 Messogiou & Evropis Street
Maroussi, 151 24
Greece

March 4, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Euroholdings Ltd.
Registration Statement on Form 20-F (No. 001-42465)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form 20-F, initially filed with the U.S. Securities and Exchange Commission on January 7, 2025, be accelerated so that it will be made effective at 3:00 p.m. Eastern Time on Thursday, March 6, 2025, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The undersigned registrant hereby requests accelerated effectiveness in connection with the completion of the registration of the Company’s common shares, par value $0.01 per share, under Section 12(b) of the Exchange Act, and planned listing on the Nasdaq Capital Market.

Should you have any questions regarding this request, please do not hesitate to contact Anthony Tu-Sekine at (202) 661-7150 or Edward S. Horton at (212) 574-1265, of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

EUROHOLDINGS LTD.

By:	/s/ Aristides J. Pittas
Name: Aristides J. Pittas
Title: Chief Executive Officer